January 19, 2023

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Washington, DC 20549 USA
Attention: Claire Erlanger and Kevin Woody

Re:   ELBIT SYSTEMS LTD (the “Company”)
Form 20-F for the Year Ended December 31, 2021
Response Letter Dated December 12, 2022 (the “December 12, 2022 Letter”)
File No. 000-28998

Dear Ms. Erlanger and Mr. Woody:

We set forth herein our responses to the comments contained in the letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 13, 2022, with respect to our response letter referenced above. For your convenience, prior to our response below, we restated the applicable Staff comment. We also refer, for additional background information, to the Company’s Form 20-F for the year ended December 31, 2021. Capitalized terms not defined herein have the meanings ascribed to them in the December 12, 2022 Letter.

Note 23. Major Customers and Geographic Information, page F-73

Comment:

1.
We note from your response to our prior comment 5 that the financial information produced by the BU includes a managerial profit and loss, however this information is not used by the CODM for resource allocation. Please explain to us how this information is used by the CODM. Also, please identify for us the financial information that is used by the CODM to allocate resources throughout the Company. Additionally, we note from your website that there is a General Manager for each of the BUs. Please explain to us the roles and responsibilities of these General Managers and tell us how they are compensated. Lastly, please provide us detail on your budgeting process. As part of your response, explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

Response:

In response to the Staff’s comment, we set forth our explanation below.

A.	Explanation of how financial information produced by the BU, including managerial profit and loss, is used by the CODM

As described in our December 12, 2022 Letter, the CODM reviews certain quarterly managerial financial information regarding the Business Units (“BUs”), which includes managerial profit and loss, cash flow, business pipeline and other financial information, all of which are not prepared according to GAAP (collectively, “Managerial Financial Information”), and various other managerial metrics such as working capital days, headcount and human costs. The Managerial Financial Information is used as part of a “One-Company” business model that the CODM believes is necessary to enable the provision of comprehensive advanced technological solutions to our aerospace and defense industry customers. This approach requires significant collaboration and synergy among the BUs to integrate their combined technological capabilities and solutions for projects, many of which are fulfilled jointly by the BUs.

The Managerial Financial Information is a managerial tool designed to remove barriers between BUs, and instead promote the cooperation required by a “One-Company” approach. The CODM utilizes the Managerial Financial Information to achieve one or more of the following objectives:

a)
Assigning accountability and objectives to BU managers while encouraging synergies between BUs, for example, by including in a BU’s Managerial Financial Information certain financial information such as duplications and managerial credits/debits affecting revenues and operating income related to joint projects (shared and synergistic projects) and activities of other BUs or transactions with corporate headquarters.

b)	Monitoring BU operational efficiency as it relates to each BU’s portion of work on projects, including joint projects.
c)	High-level tracking of BU ongoing performance to ensure that managerial budget (see Section D, below) objectives are met.
d)	Monitoring BU progress on executing select projects, and ensuring customer satisfaction (which has cross-BU implications, since many customers and projects are shared across BUs).
e)	Assigning strategic Group-level guidance and business and operational emphasis, as the CODM deems necessary for the performance of the Group as a whole.

As many of the Company’s joint projects require cooperation and sharing of resources among BUs, Managerial Financial Information for each BU contains duplication of elements performed by other BUs as well as managerial credits/debits affecting revenues and operating income. Furthermore, in response to Group-wide considerations (such as evolving strategy and market conditions), the CODM is regularly making multiple changes in the structure of BUs (including combination/separation of BUs), their lines of business and/or allocation of responsibilities among BUs working on joint projects. As a result, Managerial Financial Information is neither suitable for resource allocation nor useful in analyzing long-term trends.

B.	Identification of the financial information that is used by the CODM to allocate resources throughout the Company

The Group’s resources are allocated by the CODM based on a review of the Company’s annual consolidated operating budget (see Section D, below) together with a review of resources needed for business opportunities on a case-by-case basis. The financial information includes consolidated GAAP and non-GAAP financial information, consolidated P&L, consolidated cash-flow, earnings per share, consolidated EBITDA, total headcount and labor cost, consolidated capital expenditures, and other information, all at the Group-level. The allocations to central services and BUs are often based on requests and recommendations from the BU General Managers (“GMs”) and/or the central services executive vice presidents (including R&D, HR, operations, finance, and marketing). Such financial information is initially reviewed and approved by the CODM at the Group consolidated level, and thereafter the Group's central services executive vice presidents are responsible for allocating central services managed resources, to the BUs, based on the Company’s annual consolidated operating budget, and then monitoring and reporting to the CODM regarding such allocations.

For major business opportunities which require significant additional resources (such as new joint project, infrastructure, acquisitions, or major capital investments(, the CODM initially determines which Group entity or BU will act as the lead for a particular joint project or will perform the investment or acquisition. The allocation of a joint project or part of a joint project to a Group entity or BU is based on considerations such as technological and engineering expertise, project management capabilities, market access, past experience and relationships with customers, and access to classified or export controlled information, as well as foreign military financing, taxation, and project specifications,. As a result of this multi-factored decision making process, each BU operates in more than one area of operation/product line, and the BU structure does not reflect distinct product lines of the group.

In addition, the Group provides several central services as part of corporate headquarters, which are managed by executive vice presidents that report directly to the CODM. These central services functions provide support across BUs in a range of areas. For example, these include manufacturing (such as an electronics manufacturing facility in Karmiel, Israel), marketing (through an international marketing organization), infrastructure management, communication services, purchasing and supply chain management (through central purchasing agreements with suppliers), IT, central cyber security management and protection, legal, and HR (including training, welfare services, and employee development programs). The resources allocated to central services are determined by the CODM based on the consolidated operating budget in view of Group-wide objectives and initiatives as well as business development growth considerations. The CODM also allocates resources for Group-wide purposes or assets not managed by a specific BU or central services, based on the Company’s annual consolidated operating budget. As an example,  the CODM has allocated significant resources to establish a territorial company in the UK, including the building of a manufacturing facility there, for the benefit of all BU activities in the UK. Similar models have been implemented by the Company in other territories as well.

C.	The roles and responsibilities of the BU General Managers and how they are compensated

Each GM is responsible, in the respective BU’s area of operation, for the successful implementation of our Group-wide strategy and objectives, including performing the BU’s respective portion of the work on joint projects, collaboration among BUs, and providing mutual support among BUs. Each GM consults with and/or reports to the CODM.

In addition, the GMs are responsible for managing operations of the BUs and separate legal entities managed by BUs, each in line with Group-wide strategy and CODM guidelines, including the operational aspects of the BU, the required entity-level financial and regulatory requirements, as well as meeting Managerial Financial Information objectives and overseeing business development and certain R&D activities. The GMs are expected to cooperate with each other (including through joint projects and other joint activities) as part of the “One-Company” business model in order to maximize synergies among the Group’s products, joint projects, business development, and marketing, as well as to share financial information for their integrated or joint businesses, as described in our December 12, 2022 Letter.

The GMs are not responsible for central services resource allocations, resources provided to other BUs in joint projects, centralized purchase agreements, central marketing services, or coordination of major legal issues, all of which are managed on a Company-wide basis. Because the Company is organized and managed by the CODM as a single operating segment, none of the GMs has the authority to make the operating decisions that are made by the CODM.

The compensation provided to GMs is primarily intended to incentivize them to help achieve the overall "One-Company" strategy by aligning their compensation with the Company’s short-and-long term goals and with the Company’s overall performance. Accordingly, such compensation generally consists of three main elements, and is to a large extent dependent on Company-wide aspects:

1.	Salary and benefits – includes a base salary and various social and fringe benefits such as vacation days, sick days, study funds, car, and pension and retirement benefits, as applicable.
2.	Equity or other share price linked compensation – consists mainly of equity or other grants made under the Company’s incentive plans, linked to the Company’s share price.
3.
Cash bonuses – consists of annual bonuses, which may be based on quantitative and qualitative criteria, including metrics based on Managerial Financial Information and joint projects. However, payment of annual bonuses to GMs of solutions-based BUs is subject to and made only if the Company achieves certain consolidated non-GAAP net profit attributed to shareholders, which is based on the Company’s consolidated financial results for that fiscal year. Cash bonuses for GMs may also include discretionary special and/or managerial evaluation bonuses based on special achievements.

D.	The budgeting process (how the budget is prepared, who approves it at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget)

The consolidated operating budget of the Company is prepared on an annual basis, based on Group-wide objectives as determined by the CODM, and performance is measured quarterly thereafter. The process includes several stages, as follows:

Each of the Group’s multiple operational statutory companies, or entities, prepares its own preliminary operating budget and reports detailed financial forecasts, including P&L and cash flow, pipeline expectations, and remaining performance obligations, as well as detailed cost components, either directly or indirectly, to corporate headquarters. In addition, each of the central services executive vice presidents submits its proposed operating budget.

As part of this budgeting process, each entity accumulates and analyzes its projects’ estimate at completion budgets, and each of its projects’ cost, delivery, and revenue projections (taking into consideration third-party and inter-company transactions), and additional cost data applicable for stand-alone entities. In parallel, each of the central services executive vice presidents accumulates relevant Group-wide requirements and resources. This information includes head-count and labor costs, material and subcontract costs, and various other cost elements.

Corporate headquarters consolidates and analyzes the entity-level financial information, performs inter-company eliminations, adds various central services cost elements, performs risk and opportunities analysis, and prepares GAAP and non-GAAP consolidated overall budgets. After consolidation is complete, the CODM receives a draft annual consolidated operating budget, which includes consolidated GAAP and non-GAAP financial information, consolidated P&L, consolidated cash-flow, earnings per share, consolidated EBITDA, total headcount and labor cost, consolidated capital expenditures, and other information, all at the Group-level. The CODM may make changes to the consolidated operating budget prior to its approval. After the consolidated annual operating budget is approved by the CODM, the Company’s Board of Directors is presented with such budget for its approval. The information presented to the Board of Directors consists of the Company’s consolidated annual operating budget and does not include budgets of specific BUs or entities.

In parallel, according to the Group-wide guidance, each BU aggregates the operating budgets of the entities under its direct management, adds certain financial information, such as duplications, credits/debits related to shared and synergistic projects and activities of other BUs and transactions with corporate headquarters, including central services-related costs. Each GM reviews the BU’s managerial budget and may make changes or approve it. Each such managerial budget is then presented to the CODM for approval, subject to CODM changes. The managerial budgets are a managerial tool used to measure performance on a quarterly basis (in order to achieve the objectives described further in Section A, above).

For several reasons, such as encouraging synergies among the BUs, the managerial budget does not accurately present the total resources or cash flow of the activities contributing to the joint projects at the BU. These managerial budgets may include multiple duplicated elements (such as joint projects for which a BU’s budget includes the entire project, order intake, or backlog and not just the BU’s relative share, as well as occasionally product lines and statutory entities which are counted in two BUs) which are eliminated when results are consolidated for the overall Company GAAP report.

For these and other reasons provided in our December 12, 2022 Letter, the Company does not believe that its BUs represent separate segments for financial reporting purposes.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at: kobi.kagan@elbitsystems.com.

Very truly yours, ELBIT SYSTEMS LTD. By: /s/ Dr. Kobi Kagan Name: Dr. Kobi Kagan Title: Executive Vice President and Chief Financial Officer

cc:    Jonathan Ariel, Adv., Executive Vice President and Chief Legal Officer, Elbit Systems Ltd.
Adam Fleisher, Esq., Cleary Gottlieb Steen & Hamilton LLP
Joshua Ravitz, Adv., Herzog Fox & Neeman

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel